Exhibit 99.1

Endeavour Silver to Release Q4, 2010 Financial Statements on Tuesday March 22, 2011; Teleconference Scheduled for the Same Day

March 14, 2011 - Vancouver, Canada - Endeavour Silver Corp. (TSX: EDR)   (NYSE EXK) (DBFrankfurt: EJD) plans to release its Fourth Quarter, 2010 financial results on Tuesday March 22, 2011 prior to the market open.

A conference call to discuss the results will be held at 10:00 AM Pacific Time (1:00 PM Eastern Time) on the same day, Tuesday March 22, 2011. To participate in the conference call, please dial the following:

•	800-319-4610 Canada and USA (Toll-free)

•	604-638-5340 Vancouver Dial In

•	1-604-638-5340 Outside of Canada & USA

•	No passcode is necessary

A replay of the conference call will be available for seven days by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the  # sign.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of aggressive silver production and resource growth. The organic expansion programs now underway at Endeavour's two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.